NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

January 31, 2007

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:	Nitches, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2006
File No. 0-13851

Amended Form 10-Q/A for Fiscal Quarter Ended May 31, 2006
Filed December 20, 2006
Form 10-K for Fiscal Year Ended August 31, 2006
Filed December 14, 2006
Form 10-Q for Fiscal Quarter Ended November 30, 2006
Filed January 22, 2007
File No. 0-13851

Mr. Owings:

     This letter constitutes Nitches, Inc.'s response to your correspondence dated January 24, 2006 with respect to the above referenced filings. (File No. 0-13851).

     We have prepared this letter to facilitate your review. Set forth below are copies of the comments from your letter, and our detailed responses.

Form 10-Q/A for Fiscal Quarter Ended May 31, 2006

1.

We note that in response to our comments in our letter dated December 4, 2006, you filed a short-form amended Form 10-Q/A for fiscal quarter ended May 31, 2006. Please refile the full Form lO-Q for fiscal quarter ended May 31, 2006 in a subsequent amendment that includes new 302 and 906 certifications.

     We are concurrently submitting a second amendment on Form 10-Q/A for the fiscal quarter ended May 31, 2006 which includes the full Form 10-Q and new 302 and 906 certifications.

Controls and Procedures, page 2

2.

We note your response to comment 3 in our letter dated December 4, 2006. In this regard, we note your added disclosure that a "[c]ontrol system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please revise to state clearly, if we, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective or not effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

     We have revised our disclosure to state clearly that our controls and procedures are designed to provide reasonable assurance of achieving their objectives and our chief executive and financial officers' conclusion of their effectiveness at that reasonable assurance level.

3.

We note your revised disclosure that upon re-evaluation, your chief executive and financial officer concluded that as of May 31, 2006, the design and operation of your disclosure controls and procedures were not effective as of May 31, 2006. Please disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, please also revise to disclose the specific steps that you are taking or have taken, if any, to remediate the material weakness. Further, please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

     We have expanded our disclosure to describe the deficiency in more detail as well as the specific steps taken to remediate the weakness.

Exhibits 31.1 and 32.1

4.

We note your response to comment 6 in our letter dated December 4, 2006. It appears, however, that you have not used the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K, as required. For example, paragraph 4(c) does not include the parenthetical language. Please revise your 302 certification to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

     We have revised our 302 certification to use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

Form 10-K for Fiscal Year Ended August 31. 2006 and Form 10-Q for Fiscal Quarter Ended November 30. 2006

5.	Please comply with comments issued on the Form 10-Q/A for fiscal quarter ended May 31, 2006, as applicable.

     We are concurrently submitting an amendment on Form 10-K/A for our fiscal year ended August 31, 2006 and an amendment on Form 10-Q/A for our fiscal quarter ended November 30, 2006 which contain revisions corresponding to the comments issued on the Form 10-Q/A for the period ended May 31, 2006, as applicable.

Form 10-K for Fiscal Year Ended August 31, 2006

Controls and Procedures, page 33

6.

We note your disclosure that your chief executive and financial officer "[o]riginally concluded that, as of the end of such period, our disclosure controls and procedures were not effective in recording, processing, summarizing and reporting...and are effective in ensuring that information required to be disclosed by us in the reports that we me or submit under the Exchange Act is accumulated and communicated..." It appears that you disclose your chief executive and financial officers' original effectiveness conclusion, but not your chief executive and financial officers' final effectiveness conclusion. Further, please note that the effectiveness conclusion should not be bifurcated, but rather stated as a single conclusion of the effectiveness of your disclosure controls and procedures as a whole. Please revise your disclosure accordingly.

     We have revised our disclosure to clarify our chief executive and financial officer's final conclusion of the effectiveness of our disclosure controls in a single integrated statement.

     Thank you for your assistance in this matter. Please call me at (858) 625-2636 or James Mercer of Duane Morris LLP, counsel to Nitches, at (619) 744-2209 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer